UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934


Upland Energy Corporation
-------------------------------
(Name Of Issuer)

Common Stock
-----------------------------
(Title of Class of Securities)

915383202
-------------
(CUSIP Number)

John W. Hobbs, Upland Energy Corporation, 175 South Main Street, Suite 1423, Salt Lake City, Utah 84111; (801) 537-5010
-----------------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


June 30, 1997
-------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).PAGE

SCHEDULE 13D

CUSIP NO. 294069307

1.  Name of Reporting Person: Ervin Brown

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power:  231,000 shares of common stock

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power:  231,000 shares of common stock

10. Shared Dispositive Power:  -0-

11. Aggregate Amount Beneficially owned by Each Reporting Person: 281,000

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13. Percent of Class Represented by Amount in Row (11): At June 30, 1997, the 281,000 shares would represent 7.73%

14. Type of Reporting Person:  IN
PAGE

Item 1.  Security and Issuer:

     This statement relates to shares of Common Stock of Upland Energy Corporation (the "Issuer") whose address is 175 South Main Street, Suite 1423,
Salt Lake City, Utah 84111.

Item 2.  Identity and Background:
     (a)  The individual filing this statement is Ervin Brown;

     (b) Mr. Brown's business address is 2185 South Creekside Drive, Heber City, Utah 84032;

     (c) Mr. Brown is self employed principally involved in managing his own investments;

     (d)  Mr. Brown has not been convicted in a criminal proceeding;

     (e) Mr. Brown has not been a party to a civil proceeding of a judicial or administrative body within the last five years; and

     (f)  Mr. Brown is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

     All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Brown. Mr. Brown has made numerous purchase and sales of the Issuer's common stock, and accordingly, it is difficult to say the dollar amount expanded on the shares currently held; however, Mr. Jackson estimates that approximately $250,000 was expended on the purchase of the shares of common stock.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Brown may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Brown has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a)  As of June 30, 1997, Mr. Jackson owned 231,000 shares of the
Issuer representing 6.35% of the Issuer's outstanding common stock at that date. Mr. Brown owns all of his shares outright. Additionally, Mr. Brown has a stock option to purchase 25,000 shares at an exercise price of $2.00 per share and common stock purchase warrants to acquire 25,000 shares at an exercise price of $2.00 per share.

     (b)  Mr. Brown has sole power to vote all of his shares.

     (c) During the past 60 days, Mr. Brown has sold 33,000 shares of the Issuer.

     (d) Mr. Brown has sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Brown.

     (e)  Mr. Brown is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Brown is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

     NA

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 1997

/S/ Ervin Brown, Director
---------------------------------
Signature/Title